UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

eHealth, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28238P109

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,898,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,898,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,898,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,006,920
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,006,920
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,006,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		189,339
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

189,339
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		112,317
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

112,317
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		112,317
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

112,317
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		201,855
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

201,855
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		89,538
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

89,538
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		89,538
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

89,538
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		207,693
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

207,693
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

207,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,898,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,898,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,898,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,898,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,898,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,898,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,898,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,898,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,898,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,898,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,898,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,898,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,898,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,898,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,898,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

JAMES E. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

ERIN L. RUSSELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		767.392
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

767.392
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767.392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STEVEN J. SHULMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,398
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,398
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 28238P109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, James E. Murray, Erin L. Russell and Steven J. Shulman are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,006,920 Shares beneficially owned by Starboard V&O Fund is approximately $56,978,670, excluding brokerage commissions. The aggregate purchase price of the 189,339 Shares beneficially owned by Starboard S LLC is approximately $10,686,499, excluding brokerage commissions. The aggregate purchase price of the 112,317 Shares beneficially owned by Starboard C LP is approximately $6,341,172, excluding brokerage commissions. The aggregate purchase price of the 89,538 Shares beneficially owned by Starboard L Master is approximately $5,054,793, excluding brokerage commissions. The aggregate purchase price of the 207,693 Shares beneficially owned by Starboard X Master is approximately $11,733,058, excluding brokerage commissions. The aggregate purchase price of the 292,310 Shares held in the Starboard Value LP Account is approximately $17,118,239, excluding brokerage commissions.

The Shares purchased by Mr. Shulman were purchased with personal funds in the open market. The aggregate purchase price of the 16,398 Shares beneficially owned by Mr. Shulman is approximately $1,008,946, excluding brokerage commissions.

The Shares purchased by Ms. Russell were purchased with personal funds in the open market. The aggregate purchase price of the 767.392 Shares beneficially owned by Ms. Russell is approximately $50,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 12, 2021, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

19

CUSIP No. 28238P109

Pursuant to the terms of the Agreement, the Issuer agreed to (i) appoint James E. Murray (the “New Independent Director”) as a Class III director for election to the Board at the Issuer’s 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”) for a term expiring at the Issuer’s 2024 Annual Meeting of Shareholders and to recommend, support and solicit proxies for the election of the New Independent Director at the 2021 Annual Meeting; (ii) accept the retirement of Jack L. Oliver from the Board prior to the 2021 Annual Meeting, with such retirement being effective at the 2021 Annual Meeting; and (iii) use its reasonable best efforts to hold the 2021 Annual Meeting no later than July 1, 2021. The Issuer also agreed that, subject to entering into a customary non-disclosure agreement, the New Independent Director may attend and participate in any meeting of the Board held from the date of the Agreement until the conclusion of the 2021 Annual Meeting as a non-voting observer.

Additionally, pursuant to the terms of the Agreement, the Issuer agreed (i) to appoint Andrea C. Brimmer as Chairperson of the Nominating and Corporate Governance Committee, effective upon the conclusion of the 2021 Annual Meeting; (ii) to elect a Chairperson of the Board, who shall be a director who has served not more than four (4) years on the Board, and whom the Board determines to be “independent” under the rules and regulations of the Nasdaq Stock Market, the SEC rules and regulations and the guidelines of the Issuer’s independent registered public accounting firm, effective no later than the conclusion of the Board’s first regularly scheduled meeting immediately following the 2021 Annual Meeting; (iii) that immediately following the election of the New Independent Director to the Board, the Board shall appoint the New Independent Director to the Strategy Committee and the Audit Committee of the Board; and (iv) that from the date of the Agreement until the expiration of the Standstill Period (as defined below), the Board shall not, without the prior written consent of Starboard (A) increase the size of the Board to more than nine (9) directors, provided, however, the size of the Board may be increased during this period (which shall be to no more than ten (10) directors) solely to accommodate the appointment of an individual designated by Echelon Health SPV, LP (the “Investor”), an investment vehicle of H.I.G., pursuant to that certain Investment Agreement between the Issuer and the Investor, dated February 17, 2021, (B) change the class on which the New Independent Director serves, or (C) change the class on which any director other than the New Independent Director serves, if such change results in Board classes that are not as nearly equal in size as possible.

The Agreement also provides that if the New Independent Director (or any replacement director) ceases to be a director for any reason prior to the end of the Standstill Period and at such time Starboard beneficially owns in the aggregate at least the lesser of three percent (3.0%) of the Issuer’s then outstanding Shares and 791,487 Shares, then Starboard has the ability to recommend a substitute person to serve on the Board who meets certain independence and experience criteria, in accordance with the terms of the Agreement.

Pursuant to the terms of the Agreement, Starboard agreed, among other things, (i) to irrevocably withdraw the letter it submitted to the Issuer on March 11, 2021, nominating a slate of director candidates to be elected to the Board at the 2021 Annual Meeting and not nominate or recommend any person for election at the 2021 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2021 Annual Meeting; (iii) not to initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2021 Annual Meeting; and (iv) that it will appear in person or by proxy at the 2021 Annual Meeting and vote all of the Shares beneficially owned by Starboard at the 2021 Annual Meeting (A) in favor of all directors nominated by the Board for election, (B) in favor of the ratification of the Issuer’s registered public accounting firm for the fiscal year ended December 31, 2021, (C) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal, and (D) in accordance with the Board’s recommendation with respect to any other Issuer proposal or shareholder proposal or nomination presented at the 2021 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Issuer’s “say-on-pay” proposal or any other Issuer proposal or shareholder proposal presented at the 2021 Annual Meeting (other than proposals relating to the election of directors), then, in each case, Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

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Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement until the earlier of (x) December 31, 2021, and (y) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the Issuer’s 2022 Annual Meeting of Shareholders pursuant to the Issuer’s Amended and Restated Bylaws (the “Standstill Period”), prohibiting it from, among other things: (i) soliciting proxies with respect to securities of the Issuer; (ii) entering into a voting agreement or forming, joining or participating in a “group” with other shareholders of the Issuer, other than certain affiliates of Starboard; (iii) seeking or submitting or knowingly encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; (iv) submitting any proposal for consideration by shareholders of the Issuer at any annual or special meeting of shareholders or through any referendum of shareholders, soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal or calling or seeking to call a special meeting of shareholders; (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement; or (vi) advising, knowingly encouraging, supporting, or knowingly influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,091,024 Shares outstanding, as of April 23, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2021.

A.	Starboard V&O Fund
(a)	As of the close of business on May 12, 2021, Starboard V&O Fund beneficially owned 1,006,920 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 1,006,920
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,006,920
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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B.	Starboard S LLC
(a)	As of the close of business on May 12, 2021, Starboard S LLC beneficially owned 189,339 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 189,339
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 189,339
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on May 12, 2021, Starboard C LP beneficially owned 112,317 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 112,317
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,317
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 112,317 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 112,317
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,317
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 112,317 Shares owned by Starboard C LP and (ii) 89,538 Shares owned by Starboard L Master.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 201,855
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 201,855
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on May 12, 2021, Starboard L Master beneficially owned 89,538 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 89,538
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 89,538
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 89,538 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 89,538
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 89,538
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on May 12, 2021, Starboard X Master beneficially owned 207,693 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 207,693
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 207,693
4. Shared power to dispose or direct the disposition: 0

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(c)	The transactions in the Shares on behalf of Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on May 12, 2021, 292,310 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,006,920 Shares owned by Starboard V&O Fund, (ii) 189,339 Shares owned by Starboard S LLC, (iii) 112,317 Shares owned by Starboard C LP, (iv) 89,538 Shares owned by Starboard L Master, (v) 207,693 Shares owned by Starboard X Master and (vi) 292,310 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 1,898,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,898,117
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,006,920 Shares owned by Starboard V&O Fund, (ii) 189,339 Shares owned by Starboard S LLC, (iii) 112,317 Shares owned by Starboard C LP, (iv) 89,538 Shares owned by Starboard L Master, (v) 207,693 Shares owned by Starboard X Master and (vi) 292,310 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 1,898,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,898,117
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,006,920 Shares owned by Starboard V&O Fund, (ii) 189,339 Shares owned by Starboard S LLC, (iii) 112,317 Shares owned by Starboard C LP, (iv) 89,538 Shares owned by Starboard L Master, (v) 207,693 Shares owned by Starboard X Master and (vi) 292,310 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 1,898,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,898,117
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,006,920 Shares owned by Starboard V&O Fund, (ii) 189,339 Shares owned by Starboard S LLC, (iii) 112,317 Shares owned by Starboard C LP, (iv) 89,538 Shares owned by Starboard L Master, (v) 207,693 Shares owned by Starboard X Master and (vi) 292,310 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 1,898,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,898,117
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,006,920 Shares owned by Starboard V&O Fund, (ii) 189,339 Shares owned by Starboard S LLC, (iii) 112,317 Shares owned by Starboard C LP, (iv) 89,538 Shares owned by Starboard L Master, (v) 207,693 Shares owned by Starboard X Master and (vi) 292,310 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.3%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,898,117
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,898,117

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
N.	Mr. Murray
(a)	As of the close of business on May 12, 2021, Mr. Murray beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Murray has not entered into any transactions in the Shares since the filing of the Schedule 13D.
O.	Ms. Russell
(a)	As of the close of business on May 12, 2021, Ms. Russell beneficially owned 767.392 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Russell has not entered into any transactions in the Shares since the filing of the Schedule 13D.
P.	Mr. Schulman
(a)	As of the close of business on May 12, 2021, Mr. Schulman beneficially owned 16,398 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 16,398
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,398
4. Shared power to dispose or direct the disposition: 0

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(c)	Mr. Shulman has not entered into any transactions in the Shares since the filing of the Schedule 13D.

As of the close of business on May 12, 2021, the Reporting Persons collectively beneficially owned an aggregate of 1,915,282.392 Shares constituting approximately 7.3% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 12, 2021, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 13, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, and eHealth, Inc., dated May 12, 2021.
99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated May 13, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, James E. Murray, Erin L. Russell and Steven J. Shulman

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SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	6,638	66.2000	03/22/2021
Purchase of Common Stock	6,637	66.2000	03/22/2021
Purchase of Common Stock	15,368	68.1820	03/22/2021
Purchase of Common Stock	15,368	68.1820	03/22/2021
Purchase of Common Stock	39,825	67.6965	03/22/2021
Purchase of Common Stock	39,825	67.6965	03/22/2021
Sale of Common Stock	(23,121)	71.2217	03/22/2021
Sale of Common Stock	(26,524)	71.4118	03/29/2021
Sale of Common Stock	(478)	73.0789	03/30/2021
Sale of Common Stock	(12,784)	73.9262	03/31/2021
Sale of Common Stock	(7,585)	72.9427	03/31/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	2,475	66.2000	03/22/2021
Purchase of Common Stock	5,730	68.1820	03/22/2021
Purchase of Common Stock	14,850	67.6965	03/22/2021
Sale of Common Stock	(4,347)	71.2217	03/22/2021
Sale of Common Stock	(4,988)	71.4118	03/29/2021
Sale of Common Stock	(90)	73.0789	03/30/2021
Sale of Common Stock	(2,404)	73.9262	03/31/2021
Sale of Common Stock	(1,426)	72.9427	03/31/2021

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	1,475	66.2000	03/22/2021
Purchase of Common Stock	3,415	68.1820	03/22/2021
Purchase of Common Stock	8,850	67.6965	03/22/2021
Sale of Common Stock	(2,579)	71.2217	03/22/2021
Sale of Common Stock	(2,959)	71.4118	03/29/2021
Sale of Common Stock	(53)	73.0789	03/30/2021
Sale of Common Stock	(1,426)	73.9262	03/31/2021
Sale of Common Stock	(846)	72.9427	03/31/2021

CUSIP No. 28238P109

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	1,175	66.2000	03/22/2021
Purchase of Common Stock	2,721	68.1820	03/22/2021
Purchase of Common Stock	7,050	67.6965	03/22/2021
Sale of Common Stock	(2,056)	71.2217	03/22/2021
Sale of Common Stock	(2,358)	71.4118	03/29/2021
Sale of Common Stock	(42)	73.0789	03/30/2021
Sale of Common Stock	(1,137)	73.9262	03/31/2021
Sale of Common Stock	(675)	72.9427	03/31/2021

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	2,750	66.2000	03/22/2021
Purchase of Common Stock	6,367	68.1820	03/22/2021
Purchase of Common Stock	16,500	67.6965	03/22/2021
Sale of Common Stock	(4,769)	71.2217	03/22/2021
Sale of Common Stock	(5,471)	71.4118	03/29/2021
Sale of Common Stock	(99)	73.0789	03/30/2021
Sale of Common Stock	(2,637)	73.9262	03/31/2021
Sale of Common Stock	(1,565)	72.9427	03/31/2021

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	3,850	66.2000	03/22/2021
Purchase of Common Stock	8,914	68.1820	03/22/2021
Purchase of Common Stock	23,100	67.6965	03/22/2021
Sale of Common Stock	(6,712)	71.2217	03/22/2021
Sale of Common Stock	(7,700)	71.4118	03/29/2021
Sale of Common Stock	(139)	73.0789	03/30/2021
Sale of Common Stock	(3,711)	73.9262	03/31/2021
Sale of Common Stock	(2,202)	72.9427	03/31/2021